Mail Stop 4561

June 7, 2007

Thomas M. Donnelly
Chief Financial Officer and Treasurer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

>   **Re: Digital River, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Form 10-Q for the quarterly period ended March 31, 2007**
>   **File No. 000-24643**

Dear Mr. Donnelly:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.   In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Tell us what consideration you gave to quantifying the amount of the change that was due to each of the factors or events that you identify. Some examples of items that

should be quantified include the following (note that this list is not intended to be all-inclusive):

- The increase in net sales from fiscal year 2004 through fiscal year 2006 was attributable to a few factors listed in the disclosures. In addition to quantifying each of those factors, the narrative should discuss the underlying activities that are generating the increase in revenues. That is, the discussion should explain how the factors identified correlate to the increase in revenue. For example, consider an analysis of the number of downloads or instructions transmitted to third parties for fulfillment and the amount earned from other services such as paid search advertising (see your page 6 that seems to describe how the company generates revenue);

- The increase in direct cost of services between fiscal year 2005 and fiscal year 2006. As part of the quantification disclosure, consider providing information discussing the increase in personnel including how many new clients have been added or an analysis of the increase in transaction volume which led to the personnel increase;

Refer to Section III.D of SEC Release 34-48960. Revise future filings accordingly.

Disclosure Controls and Procedures, page 59

2.   We note your disclosure that "[b]ased on their evaluation of [y]our disclosure controls and procedures conducted as of December 31, 2006, [y]our Chief Executive Officer and Chief Financial Officer have concluded that [y]our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) were effective at reasonable assurance levels to ensure that the information required to be disclosed by [you] in this Form 10-K was recorded, processed, summarized and reported within the time periods specified in the rules and instructions for Form 10-K." Confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). We note similar disclosure in your Form 10-Q for the fiscal quarter ended March 31, 2007. Revise future filings accordingly.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief